As filed with the Securities and Exchange Commission on September 16, 2010
Registration No. [ ]

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For American Depositary Shares Evidenced by American Depositary Receipts

Daimler AG
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)
Germany
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)
60 Wall Street
New York, New York  10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Daimler North America Corporation
One Mercedes Drive
Montvale, New Jersey  07645
(201) 573-2724
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Francis Fitzherbert-Brockholes
White & Case LLP
5 Old Broad Street
London EC2N 1DW
Telephone: +44 (0)20 7532 1478

It is proposed that this filing become effective under Rule 466:

☐ immediately upon filing.
☐ on (Date) at (Time)
If a separate registration statement has been filed to register the deposited shares, check the following box:☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share of Daimler AG	200,000,000	$0.05	$10,000,000	$713.00
*	Each unit represents one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement and incorporated herein by reference.

Item 1.                      Description of Securities to be Registered

Cross Reference Sheet
Item Number and Caption	Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1. Name of depositary and address of its principal executive office	Face of Receipt, Introductory paragraph and bottom center

2. Title of Receipts and identity of deposited securities	Face of Receipt, Top center

Terms of Deposit:
(i) The amount of deposited securities represented byone American Depositary Share	Face of Receipt, Upper right corner and introductory paragraph
(ii) The procedure for voting, if any, the deposited securities	Paragraphs (14), (15) and (18)
(iii) The collection and distribution of dividends	Paragraphs (2), (9), (13) and (21)
(iv) The transmission of notices, reports and proxy soliciting material	Paragraphs (12), (14), (15) and (21)
(v) The sale or exercise of rights	Paragraphs (1), (2), (6), (9), (13) and (21)
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (3), (4), (6), (9), (13) and (16)
(vii) Amendment, extension or termination of the deposit arrangements	Paragraphs (20) and (21) (no provision for extensions)
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Paragraph (12)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (4), (6) and (22)
(x) Limitation upon the liability of the depositary	Paragraphs (6), (10), (15), (16), (17), (18) and (21)

3. Fees and charges which may be imposed directly or indirectly against holders of Receipts	Paragraph (9)

Item 2.                      Available Information Paragraph (12)

(a) As set forth in Paragraph (12) of the Form of Receipt constituting the prospectus included herein, Daimler AG publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act of 1934”) on its Internet Web site (www.daimler.com) or through an electronic information delivery system generally available to the public in its primary trading market.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.    Exhibits

(a)
Form of Deposit Agreement by and among Daimler AG (the "Company"), Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). – Filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. – Not Applicable.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

Item 4.     Undertakings

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt at least thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Daimler AG, Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 16, 2010.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one ordinary share of Daimler AG

DEUTSCHE BANK TRUST COMPANY AMERICAS, SOLELY IN ITS CAPACITY AS DEPOSITARY

By:		/s/ Michael Curran
	Name:	Michael Curran
	Title:	Vice President

By:		/s/ James Kelly
	Name:	James Kelly
	Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Daimler AG certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Stuttgart, Germany on  September 16, 2010.

DAIMLER AG

By:		/s/ Dr. Dieter Zetsche
	Name:	Dr. Dieter Zetsche
	Title:	Chairman of the Board of Management
Head of Mercedes-Benz Cars

By:		/s/ Bodo Uebber
	Name:	Bodo Uebber
	Title:	Member of the Board of Management Finance & Controlling, Daimler Financial Services

Know all persons by these present that each officer or director whose signature appears below constitutes and appoints Dr. Michael Mühlbayer and Robert Köthner, jointly and severally, his or her true lawful attorneys-in-fact and agents with full and several power of substitution for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, supplements to this registration statement and any registration statements pursuant to Rule 462(b) under the Securities Act of 1933, as amended, relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement or amendment has been signed by the following persons in the capacities indicated on September 16, 2010.

Signatures	Capacity
/s/ Dr. Dieter Zetsche Name: Dr. Dieter Zetsche	Chairman of the Board of Management Head of Mercedes-Benz Cars (Principal Executive Officer)
/s/ Dr. Wolfgang Bernhard Name: Dr. Wolfgang Bernhard	Member of the Board of Management Mercedes-Benz Cars Production & Procurement, Mercedes-Benz Vans
/s/ Wilfried Porth Name: Wilfried Porth	Member of the Board of Management Human Resources & Labor Relations Director
/s/ Andreas Renschler Name: Andreas Renschler	Member of the Board of Management Daimler Trucks
/s/ Bodo Uebber Name: Bodo Uebber	Member of the Board of Management Finance & Controlling, Daimler Financial Services (Principal Financial Officer)
/s/ Dr. Thomas Weber Name: Dr. Thomas Weber	Member of the Board of Management Group Research & Mercedes-Benz Cars Development
/s/ Robert Köthner Name: Robert Köthner	Chief Accounting Officer
Daimler North America Corporation	Authorized Representative in the United States
/s/ Ruben Simmons Name: Ruben Simmons	President of Daimler North America Corporation

INDEX TO EXHIBITS

Exhibit Number	Exhibit

(a)	Form of Deposit Agreement

(d)	Opinion of counsel to the Depositary

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